UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Compass Minerals International, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

20451N101

(CUSIP Number)

July 31, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20451N101	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON SailingStone Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,671,350
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,671,350

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,671,350
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.46%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 20451N101	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON SailingStone Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,671,350
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,671,350

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,671,350
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.46%
12	TYPE OF REPORTING PERSON HC

CUSIP No. 20451N101	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON MacKenzie B. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,671,350
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,671,350

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,671,350
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.46%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 20451N101	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Kenneth L. Settles Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,671,350
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,671,350

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,671,350
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.46%
12	TYPE OF REPORTING PERSON IN

Item 1(a)	Name of Issuer:

The name of the issuer is Compass Minerals International, Inc. (the “Company”).

Item 1(b)	Address of Issuer's Principal Executive Offices:

The Company’s principal executive offices are located at 9900 West 109th Street, Suite 100, Overland Park, KS 66210.

Item 2(a)	Name of Person Filing:

This statement is filed by:

(i)	SailingStone Capital Partners LLC, a Delaware limited liability company registered as an investment adviser with the U.S. Securities and Exchange Commission (the “Investment Manager”), which serves as the investment manager of certain investment funds and accounts (collectively, the “Funds”);

(ii)	SailingStone Holdings LLC, a Delaware limited liability company (“Holdings”), which serves as the general partner of the manager of the Investment Manager;

(iii)	Mr. MacKenzie B. Davis (“Mr. Davis”), who serves as a manager of Holdings; and

(iv)	Kenneth L. Settles Jr. (“Mr. Settles”), who serves as a manager of Holdings.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock (as defined below) reported herein.

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is 100 Waugh Drive, Suite 600, Houston, TX 77007.

Item 2(c)	CITIZENSHIP

The Investment Manager and Holdings are organized under the laws of the State of Delaware. Each of Mr. Settles and Mr. Davis is a United States citizen.

Item 2(d)	TITLE OF CLASS OF SECURITIES

Common stock, par value $0.01 per share (“Common Stock”)

Item 2(e)	CUSIP NUMBER

20451N101

Item 3	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

The Investment Manager is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E). Mr. Settles and Mr. Davis (each an individual who may be deemed to control Holdings) and Holdings are each a Parent Holding Company or Control Person, in accordance with § 240.13d-1(b)(1)(ii)(G).

Item 4	OWNERSHIP:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 41,333,826 shares of Common Stock issued and outstanding as of May 10, 2024 as reflected in the Company’s Form 10-Q filed with the U.S. Securities and Exchange Commission on May 15, 2024.

The information required by Items 4(a) – (c) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

Reporting Persons do not directly own any Common Stock. Pursuant to investment agreements with the Funds, the Investment Manager maintains voting and dispositive power with respect to the securities held by the Funds. Holdings controls the Investment Manager as the general partner of its manager and Mr. Settles and Mr. Davis are the managers of Holdings. Under the rules promulgated by the Securities and Exchange Commission, the Reporting Persons may be deemed to beneficially own the Common Stock. Each Reporting Person hereby disclaims beneficial ownership of the securities covered by this statement.

Item 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

Item 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

The Investment Manager is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended. The business of Investment Manager is the rendering of financial services and as such it provides discretionary investment advisory services to each of the Funds. In such capacity, the Investment Manager has the power to make decisions regarding the voting and disposition of the Common Stock. Under the rules promulgated by the Securities and Exchange Commission, Holdings, Mr. Settles and Mr. Davis may be considered “beneficial owners” of securities acquired by the Funds. The Reporting Persons have the right to receive the proceeds from the sale of, or the power to direct the receipt of distributions from, the Common Stock reported in this Schedule 13G.

Item 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable.

Item 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10	CERTIFICATION:

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: September 12, 2024

SailingStone Capital Partners LLC

By:	s/ Jishnu Guha
	Name:	Jishnu Guha
	Title:	Chief Compliance Officer

SailingStone Holdings LLC

By:	s/ Jishnu Guha
	Name:	Jishnu Guha
	Title:	Chief Compliance Officer

s/ MacKenzie B. Davis
MacKenzie B. Davis

s/ Kenneth L. Settles Jr.
Kenneth L. Settles Jr.

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: September 12, 2024

SailingStone Capital Partners LLC

By:	s/ Jishnu Guha
	Name:	Jishnu Guha
	Title:	Chief Compliance Officer

SailingStone Holdings LLC

By:	s/ Jishnu Guha
	Name:	Jishnu Guha
	Title:	Chief Compliance Officer

s/ MacKenzie B. Davis
MacKenzie B. Davis

s/ Kenneth L. Settles Jr.
Kenneth L. Settles Jr.